March 30, 2004

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

                       INTERIM REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                  NISOURCE INC.
                                801 E. 86TH AVE.
                             MERRILLVILLE, IN 46410

                          FILE NO. 70-9681 AND 70-9945

Gentlemen:

         In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and (i) the Orders of the Commission dated November 1, 2000 and March 21, 2001 in File No. 70-9681, and (ii) the Orders of the Commission dated December 19, 2001, June 6, 2002 and August 8, 2002 in File No. 70-9945, authorizing the financing transactions and business activities as more fully described in the Joint Applications/Declarations, as amended, in those proceedings, the undersigned hereby certifies to the Commission that, during the quarter ended December 31, 2003:

1. The sales of any common stock and the purchase price per share and the market price per share at the date of the agreement of sale

         None

2. The total number of shares of common stock issued under options granted during the quarter under NiSource Inc.'s benefit plans or otherwise

         223,627 shares

3. If common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquirer

         None

4. The amount and terms of any long-term debt, preferred stock or other preferred or equity-linked securities, or short-term debt, issued directly or indirectly by NiSource during the quarter

         Please see Exhibit 1

5. The amount and terms of any short-term debt issued directly or indirectly by any utility subsidiary during the quarter

         Please see Exhibit 2

6. The amount and terms of any financing consummated by any non-utility subsidiary during the quarter that are not exempt under rule 52

         None

7. The name of the guarantor and of the beneficiary of any NiSource guarantee or non-utility subsidiary guarantee issued during the quarter, and the amount, terms and purpose of the guarantee

         Please see Exhibit 3

8. The notional amount and principal terms of any interest rate hedge or anticipatory hedge entered into during the quarter and the identity of the parties to such instruments

         None

9. The name, parent company, and amount invested in any new intermediate subsidiary or financing subsidiary during the quarter

         None

10. A list of Form U-6B-2 statements filed with the commission during the quarter, including the name of the filing entity and the date of the filing

         None

11. Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including NiSource, that has engaged in financing transactions during the quarter

         Please see the attached Exhibits 4 through 14 for balance sheets for NiSource, Northern Indiana Public Service Company, Bay State Gas Company, Northern Utilities, Kokomo Gas and Fuel, Northern Indiana Fuel and Light, Columbia Gas of Kentucky, Columbia Gas of Ohio, Columbia Gas of Pennsylvania Columbia Gas of Virginia and Columbia Gas of Maryland.

12. The maximum outstanding amount of all borrowings under or investments in the Money Pool by each Money Pool participant during the quarter, and the rate or range of rates charged on Money Pool investments during the quarter

         Please see Exhibit 15

13. The number of shares of common stock issued by Columbia Maryland to Columbia during the quarter and the price per share paid

         None

14. The principal amount, interest rate and maturity of any long-term debt security issued by Columbia Maryland to Columbia during the quarter

         None

                                        Very truly yours,

                                        NiSource Inc.

                                        By:       /s/ Jeffrey W. Grossman
                                            ------------------------------------
                                                    Jeffrey W. Grossman
                                                       Vice President

                                                                      EXHIBIT #1

                                  NISOURCE INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                     ITEM #4

                       AMOUNT ISSUED DURING        AMOUNT OUTSTANDING             TYPE OF DEBT
  COMPANY             FOURTH QUARTER OF 2003        DECEMBER 31, 2003             OR SECURITY                    TERMS
  -------             ----------------------       ------------------             ------------                   -----
NiSource Inc.                        -                  685,500,000              Short-term Debt     Commercial paper borrowing with
                                                                                                     a weighted average interest
                                                                                                     rate of 1.819%

NiSource Inc.              500,000,000                6,111,700,000              Long-term Debt      Various maturity dates and
                                                                                                     weighted average interest rates

                                                                      EXHIBIT #2

                                  NISOURCE INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                     ITEM #5

                                                                              INTER-COMPANY DEBT
                                                                              ISSUED DURING THE        WEIGHTED AVERAGE
   LENDING COMPANY                       BORROWING SUBSIDIARY                  4TH QUARTER 2003          INTEREST RATE
   ---------------                       --------------------                 ------------------       ----------------
NiSource Finance Corp.          Northern Indiana Public Service Company            11,487,000                1.87%
NiSource Finance Corp.          Bay State Gas Company                              12,296,000                1.87%
NiSource Finance Corp.          Northern Utilities, Inc.                            6,564,000                1.87%

                                                                      EXHIBIT #3

                                  NISOURCE INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM # 7

                                                                      GUARANTEES
                                                                    ISSUED DURING
       GUARANTOR                    SUBSIDIARY                     4TH QUARTER 2003                   PURPOSE
       ---------                    ----------                     ----------------                   -------
NiSource Capital Markets       Bay State Gas Company                  2,373,166              Guarantee operating leases

                                                                      EXHIBIT #4

                                  NISOURCE INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11

             As of December 31, (in thousands)                                           2003
             ---------------------------------                                           ----
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                                  $   15,991,532
     Accumulated depreciation and amortization                                          (7,095,918)
                                                                                    --------------
     Net Utility Plant                                                                   8,895,614
                                                                                    --------------
     Other property, at cost, less accumulated depreciation                                409,272
                                                                                    --------------
Net Property, Plant and Equipment                                                        9,304,886
                                                                                    --------------
INVESTMENTS:
     Assets of discontinued operations and assets held for sale                              6,500
     Unconsolidated affiliates                                                             113,196
     Other investments                                                                      67,384
                                                                                    --------------
          Total Investments                                                                187,080
                                                                                    --------------
CURRENT ASSETS:
     Cash and cash equivalents                                                              27,284
     Restricted cash                                                                        22,780
     Accounts receivable - less reserve                                                    511,111
     Unbilled revenue - less reserve                                                       303,250
     Gas inventory                                                                         429,363
     Underrecovered gas and fuel costs                                                     203,219
     Material and supplies, at average cost                                                 71,427
     Electric production fuel, at average cost                                              29,039
     Price risk management asset                                                            74,304
     Exchange gas receivable                                                               174,829
     Regulatory assets                                                                     114,456
     Prepayments and other                                                                 101,789
                                                                                    --------------
          Total Current Assets                                                           2,062,851
                                                                                    --------------
OTHER ASSETS:
     Price risk asset long term                                                            114,431
     Regulatory assets                                                                     575,472
     Goodwill                                                                            3,704,025
     Intangible assets                                                                     527,083
     Deferred charges and other                                                            147,950
                                                                                    --------------
          Total Other Assets                                                             5,068,961
                                                                                    --------------
 TOTAL ASSETS                                                                       $   16,623,778
                                                                                    ==============

                                                                      EXHIBIT #4

                                  NISOURCE INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11

                 As of December 31, (in thousands)                                       2003
                 ---------------------------------                                       ----
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common Stock Equity                                                           $    4,415,880
      Preferred Stocks -
        Subsidiary Companies
           Series without mandatory redemption provisions                                   81,114
      Long-term debt, excluding amounts due within one year                              5,993,367
                                                                                    --------------
Total Capitalization                                                                    10,490,361
                                                                                    --------------
CURRENT LIABILITIES:
      Current portion of long-term debt                                                    118,338
      Short-term borrowings                                                                685,500
      Accounts payable                                                                     496,589
      Dividends declared on common and preferred stocks                                      1,818
      Customer deposits                                                                     80,368
      Taxes accrued                                                                        210,847
      Interest accrued                                                                      82,443
      Overrecovered gas and fuel costs                                                      29,169
      Price risk management liabilities                                                     36,483
      Exchange gas payable                                                                 290,805
      Current deferred revenue                                                              28,198
      Regulatory liabilities                                                                73,659
      Accrued liability for postretirement and pension benefits                             56,846
      Other accruals                                                                       417,955
                                                                                    --------------
          Total current liabilities                                                      2,609,018
                                                                                    --------------

OTHER:
      Price risk management liabilities                                                        163
      Deferred income taxes                                                              1,595,888
      Deferred investment tax credits                                                       87,317
      Deferred credits                                                                      72,734
      Non-current deferred revenue                                                         112,973
      Accrued liability for postretirement and pension benefits                            406,944
      Preferred stock liabilities with mandatory redemption provisions                       2,438
      Regulatory liabilities                                                             1,061,569
      Other noncurrent liabilities                                                         184,373
                                                                                    --------------
          Total other                                                                    3,524,399
                                                                                    --------------
TOTAL CAPITALIZATION AND LIABILITIES                                                $   16,623,778
                                                                                    ==============

                                                                      EXHIBIT #5

                     NORTHERN INDIANA PUBLIC SERVICE COMPANY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11

           As of December 31, (in thousands)                                             2003
           ---------------------------------                                             ----
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                                  $    6,636,139
     Accumulated depreciation and amortization                                          (3,082,743)
                                                                                    --------------
     Net Utility Plant                                                                   3,553,396
                                                                                    --------------
OTHER PROPERTY AND INVESTMENTS                                                               2,354
                                                                                    --------------

CURRENT ASSETS:
     Cash and cash equivalents                                                                 315
     Restricted cash                                                                         2,585
     Accounts receivable - less reserve                                                     69,701
     Unbilled revenue - less reserve                                                        74,186
     Material and supplies, at average cost                                                 43,817
     Electric production fuel, at average cost                                              29,039
     Natural gas in storage, at last in, first-out cost                                    131,839
     Price risk management assets                                                            4,555
     Regulatory assets                                                                      12,391
     Prepayments and other                                                                  41,005
                                                                                    --------------
Total Current Assets                                                                       409,433
                                                                                    --------------
OTHER ASSETS:
     Regulatory assets                                                                     210,410
     Intangible assets                                                                      25,161
     Prepayments and other                                                                   6,620
                                                                                    --------------
Total Other Assets                                                                         242,191
                                                                                    --------------
TOTAL ASSETS                                                                        $    4,207,374
                                                                                    ==============

                                                                      EXHIBIT #5

                     NORTHERN INDIANA PUBLIC SERVICE COMPANY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681

                                    ITEM #11

                 As of December 31, (in thousands)                                       2003
                 ---------------------------------                                       ----
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
Common shareholder's equity                                                         $      971,745
Preferred Stocks -
      Series without mandatory redemption provisions                                        81,114
Long-term debt, excluding amount due within one year                                       682,027
                                                                                    --------------
Total Capitalization                                                                     1,734,886
                                                                                    --------------
CURRENT LIABILITIES:
      Current portion of long-term debt                                                     32,000
      Short-term borrowings                                                                578,417
      Accounts payable                                                                     159,982
      Dividends declared on common and preferred stock                                       1,124
      Customer deposits                                                                     51,098
      Taxes accrued                                                                         58,847
      Interest accrued                                                                       6,892
      Overrecovered gas and fuel costs                                                      26,882
      Price risk management liabilities                                                        442
      Accrued liability for postretirement and pension benefits                             13,627
      Other accruals                                                                        77,361
                                                                                    --------------
          Total current liabilities                                                      1,006,672
                                                                                    --------------
OTHER:
      Deferred income taxes                                                                472,206
      Deferred investment tax credits                                                       57,233
      Deferred credits                                                                      16,827
      Accrued liability for postretirement and pension benefits                            224,220
      Preferred stock liabilities with mandatory redemption provisions                       2,438
      Regulatory liabilities                                                               667,179
      Other noncurrent liabilities                                                          25,713
                                                                                    --------------
          Total other                                                                    1,465,816
                                                                                    --------------
TOTAL CAPITALIZATION AND LIABILITIES                                                $    4,207,374
                                                                                    ==============

                                                                      EXHIBIT #6

                              BAY STATE GAS COMPANY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11

      As of December 31, (in thousands)                                                  2003
      ---------------------------------                                                  ----
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                                  $      924,432
     Accumulated depreciation and amortization                                            (243,094)
                                                                                    --------------
     Net Utility Plant                                                                     681,338
                                                                                    --------------
OTHER PROPERTY AND INVESTMENTS                                                               2,046
                                                                                    --------------

INVESTMENTS:
     Unconsolidated affiliates                                                                  34
                                                                                    --------------
          Total Investments                                                                     34
                                                                                    --------------
CURRENT ASSETS:
     Cash and cash equivalents                                                               1,797
     Restricted cash                                                                           806
     Accounts receivable - less reserve                                                     67,807
     Unbilled revenue - less reserve                                                        41,834
     Gas Inventory                                                                          34,291
     Underrecovered gas and fuel costs                                                      35,199
     Material and supplies, at average cost                                                  3,775
     Price risk management asset                                                               580
     Exchange gas receivable                                                                27,893
     Regulatory assets                                                                       9,862
     Prepayments and other                                                                   3,505
                                                                                    --------------
          Total Current Assets                                                             227,349
                                                                                    --------------
OTHER ASSETS:
     Price risk management asset                                                                81
     Regulatory assets                                                                      34,278
     Intangible assets                                                                     474,160
     Deferred charges and other                                                             15,470
                                                                                    --------------
          Total Other Assets                                                               523,989
                                                                                    --------------
 TOTAL ASSETS                                                                       $    1,434,756
                                                                                    ==============

                                                                      EXHIBIT #6

                              BAY STATE GAS COMPANY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11

           As of December 31, (in thousands)                                             2003
           ---------------------------------                                             ----
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shareholder's equity                                                   $      529,215
      Long-term debt excluding amt due within one year                                     183,500
                                                                                    --------------
          Total Capitalization                                                             712,715
                                                                                    --------------
CURRENT LIABILITIES:
      Current portion of long-term debt                                                        833
      Short-term borrowings                                                                208,721
      Accounts payable                                                                      51,781
      Customer deposits                                                                      4,160
      Taxes accrued                                                                          9,153
      Interest accrued                                                                       1,679
      Deferred current revenue                                                                 495
      Regulatory liabilities                                                                 2,326
      Other accruals                                                                        31,396
                                                                                    --------------
          Total current liabilities                                                        310,544
                                                                                    --------------
OTHER:
      Deferred income taxes                                                                292,384
      Deferred investment tax credits                                                        2,478
      Accrued liability for postretirement and pension benefits                             16,236
      Regulatory liabilities                                                                89,485
      Other noncurrent liabilities                                                          10,914
                                                                                    --------------
          Total other                                                                      411,497
                                                                                    --------------
TOTAL CAPITALIZATION AND LIABILITIES                                                $    1,434,756
                                                                                    ==============

                                                                      EXHIBIT #7

                            NORTHERN UTILITIES, INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11

     As of December 31, (in thousands)                                                   2003
     ---------------------------------                                                   ----
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                                  $      177,631
     Accumulated depreciation and amortization                                             (42,820)
                                                                                    --------------
     Net Utility Plant                                                                     134,811
                                                                                    --------------
OTHER PROPERTY AND INVESTMENTS                                                               1,972
                                                                                    --------------
INVESTMENTS:
     Unconsolidated affiliates                                                                   2
                                                                                    --------------
          Total Investments                                                                      2
                                                                                    --------------
CURRENT ASSETS:
     Cash and cash equivalents                                                                 275
     Restricted cash                                                                           806
     Accounts receivable - less reserve                                                     15,000
     Unbilled revenue - less reserve                                                         8,173
     Gas inventory                                                                           1,220
     Underrecovered gas and fuel costs                                                       5,962
     Material and supplies, at average cost                                                    700
     Price risk management asset                                                               580
     Exchange gas receivable                                                                19,501
     Regulatory assets                                                                       1,168
     Prepayments and other                                                                   1,481
                                                                                    --------------
          Total Current Assets                                                              54,866
                                                                                    --------------
OTHER ASSETS:
     Price risk management asset                                                                81
     Regulatory assets                                                                      18,195
     Intangible assets                                                                      80,122
     Deferred charges and other                                                              1,940
                                                                                    --------------
          Total Other Assets                                                               100,338
                                                                                    --------------
 TOTAL ASSETS                                                                       $      291,989
                                                                                    ==============

                                                                      EXHIBIT #7

                            NORTHERN UTILITIES, INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11

               As of December 31, (in thousands)                                     2003
                                                                                --------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shareholder's equity                                               $      114,935
      Long-term debt excluding amt due within one year                                  65,000
                                                                                --------------
          Total Capitalization                                                         179,935
                                                                                --------------
CURRENT LIABILITIES:
      Current portion of long-term debt                                                    833
      Short-term borrowings                                                             16,362
      Accounts payable                                                                  10,187
      Customer deposits                                                                    967
      Interest accrued                                                                     135
      Regulatory liabilities                                                             1,263
      Other accruals                                                                     7,546
                                                                                --------------
          Total current liabilities                                                     37,293
                                                                                --------------
OTHER:
      Deferred income taxes                                                             53,440
      Deferred investment tax credits                                                      239
      Accrued liability for postretirement and pension benefits                          2,114
      Regulatory liabilities                                                            12,427
      Other noncurrent liabilities                                                       6,541
                                                                                --------------
          Total other                                                                   74,761
                                                                                --------------
TOTAL CAPITALIZATION AND LIABILITIES                                            $      291,989
                                                                                ==============

                                                                      EXHIBIT #8

                           KOKOMO GAS AND FUEL COMPANY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11

               As of December 31, (in thousands)                                     2003
                                                                                --------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                              $       56,183
     Accumulated depreciation and amortization                                         (32,576)
                                                                                --------------
     Net Utility Plant                                                                  23,607
                                                                                --------------

INVESTMENTS:
     Unconsolidated affiliates                                                               5
                                                                                --------------
          Total Investments                                                                  5
                                                                                --------------
CURRENT ASSETS:
     Cash and cash equivalents                                                             496
     Accounts receivable - less reserve                                                  7,233
     Unbilled revenue - less reserve                                                     2,934
     Gas Inventory                                                                         697
     Underrecovered gas and fuel costs                                                     401
     Material and supplies, at average cost                                                371
     Prepayments and other                                                                  75
                                                                                --------------
          Total Current Assets                                                          12,207
                                                                                --------------
OTHER ASSETS:
     Regulatory assets                                                                     381
     Goodwill                                                                           16,439
     Intangible assets                                                                     159
     Deferred charges and other                                                            189
                                                                                --------------
          Total Other Assets                                                            17,168
                                                                                --------------
 TOTAL ASSETS                                                                   $       52,987
                                                                                ==============

CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shareholder's equity                                               $       37,799
                                                                                --------------
          Total Capitalization                                                          37,799
                                                                                --------------
CURRENT LIABILITIES:
      Accounts payable                                                                   6,012
      Customer deposits                                                                    503
      Taxes accrued                                                                        563
      Interest accrued                                                                     150
      Other accruals                                                                     1,621
                                                                                --------------
          Total current liabilities                                                      8,849
                                                                                --------------
OTHER:
      Deferred income taxes                                                              3,332
      Deferred investment tax credits                                                      429
      Accrued liability for postretirement and pension benefits                          1,097
      Regulatory liabilities                                                             1,477
      Other noncurrent liabilities                                                           4
                                                                                --------------
          Total other                                                                    6,339
                                                                                --------------
TOTAL CAPITALIZATION AND LIABILITIES                                            $       52,987
                                                                                ==============

                                                                      EXHIBIT #9

                     NORTHERN INDIANA FUEL AND LIGHT COMPANY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11

              As of December 31, (in thousands)                                      2003
                                                                                --------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                              $       56,601
     Accumulated depreciation and amortization                                         (23,587)
                                                                                --------------
     Net Utility Plant                                                                  33,014
                                                                                --------------
OTHER PROPERTY AND INVESTMENTS                                                             630
                                                                                --------------

CURRENT ASSETS:
     Cash and cash equivalents                                                             211
     Accounts receivable - less reserve                                                 11,088
     Unbilled revenue - less reserve                                                     3,276
     Gas inventory                                                                       5,763
     Underrecovered gas and fuel costs                                                   3,909
     Material and supplies, at average cost                                                296
     Prepayments and other                                                                 121
                                                                                --------------
          Total Current Assets                                                          24,664
                                                                                --------------
OTHER ASSETS:
     Regulatory assets                                                                      92
     Goodwill                                                                           13,307
     Intangible assets                                                                     591
     Deferred charges and other                                                          1,302
                                                                                --------------
          Total Other Assets                                                            15,292
                                                                                --------------
 TOTAL ASSETS                                                                   $       73,600
                                                                                ==============

CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shareholder's equity                                               $       49,432
                                                                                --------------
Total Capitalization                                                                    49,432
                                                                                --------------
CURRENT LIABILITIES:
      Accounts payable                                                                   8,275
      Customer deposits                                                                    318
      Taxes accrued                                                                        716
      Interest accrued                                                                      32
      Other accruals                                                                       751
                                                                                --------------
          Total current liabilities                                                     10,092
                                                                                --------------
OTHER:
      Deferred income taxes                                                              5,532
      Deferred investment tax credits                                                      266
      Accrued liability for postretirement and pension benefits                          7,063
      Regulatory liabilities                                                             1,000
      Other noncurrent liabilities                                                         215
                                                                                --------------
          Total other                                                                   14,076
                                                                                --------------
TOTAL CAPITALIZATION AND LIABILITIES                                            $       73,600
                                                                                ==============

                                                                     EXHIBIT #10

                            COLUMBIA GAS OF KENTUCKY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11

              As of December 31, (in thousands)                                      2003
                                                                                --------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                              $      238,766
     Accumulated depreciation and amortization                                         (86,765)
                                                                                --------------
     Net Utility Plant                                                                 152,001
                                                                                --------------

CURRENT ASSETS:
     Cash and cash equivalents                                                             789
     Accounts receivable - less reserve                                                 14,885
     Unbilled revenue - less reserve                                                    13,868
     Gas inventory                                                                       8,850
     Underrecovered gas and fuel costs                                                  19,476
     Material and supplies, at average cost                                                173
     Exchange gas receivable                                                               197
     Regulatory assets                                                                     968
     Prepayments and other                                                               1,974
                                                                                --------------
          Total Current Assets                                                          61,180
                                                                                --------------
OTHER ASSETS:
     Regulatory assets                                                                   2,954
     Deferred charges and other                                                            399
                                                                                --------------
          Total Other Assets                                                             3,353
                                                                                --------------
 TOTAL ASSETS                                                                   $      216,534
                                                                                ==============

                                                                     EXHIBIT #10

                            COLUMBIA GAS OF KENTUCKY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11

                As of December 31, (in thousands)                                   2003
                                                                                --------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shareholder's equity                                               $       77,755
      Long-term debt excluding amt due within one year                                  42,149
                                                                                --------------
Total Capitalization                                                                   119,904
                                                                                --------------
CURRENT LIABILITIES:
      Current portion of long-term debt                                                     32
      Short-term borrowings                                                              4,013
      Accounts payable                                                                  18,739
      Customer deposits                                                                  2,709
      Taxes accrued                                                                      4,033
      Interest accrued                                                                      15
      Price risk management liabilities                                                    388
      Exchange gas payable                                                               7,312
      Accrued liability for postretirement and pension benefits                            256
      Other accruals                                                                    16,067
                                                                                --------------
          Total current liabilities                                                     53,564
                                                                                --------------
OTHER:
      Deferred income taxes                                                             13,540
      Deferred investment tax credits                                                    1,207
      Accrued liability for postretirement and pension benefits                          1,601
      Regulatory liabilities                                                            25,463
      Other noncurrent liabilities                                                       1,255
                                                                                --------------
          Total other                                                                   43,066
                                                                                --------------
TOTAL CAPITALIZATION AND LIABILITIES                                            $      216,534
                                                                                ==============

                                                                     EXHIBIT #11

                              COLUMBIA GAS OF OHIO
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11

     As of December 31, (in thousands)                          2003
----------------------------------------------------------   -----------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                           $ 1,573,882
     Accumulated depreciation and amortization                  (548,263)
                                                             -----------
     Net Utility Plant                                         1,025,619
                                                             -----------
OTHER PROPERTY AND INVESTMENTS                                     1,270
                                                             -----------

CURRENT ASSETS:
     Cash and cash equivalents                                     5,964
     Accounts receivable - less reserve                           54,888
     Unbilled revenue - less reserve                              97,509
     Gas inventory                                               157,055
     Underrecovered gas and fuel costs                            95,742
     Material and supplies, at average cost                        1,974
     Exchange gas receivable                                      70,570
     Regulatory assets                                            68,005
     Prepayments and other                                        24,550
                                                             -----------
          Total Current Assets                                   576,257
                                                             -----------
OTHER ASSETS:
     Regulatory assets                                           210,880
     Intangible assets                                               318
     Deferred charges and other                                   75,138
                                                             -----------
          Total Other Assets                                     286,336
                                                             -----------
 TOTAL ASSETS                                                $ 1,889,482
                                                             ===========

                                                                     EXHIBIT #11

                              COLUMBIA GAS OF OHIO
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11

              As of December 31, (in thousands)                     2003
---------------------------------------------------------------  -----------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shareholder's equity                                $   451,524
      Long-term debt excluding amt due within one year               306,833
                                                                 -----------
Total Capitalization                                                 758,357
                                                                 -----------
CURRENT LIABILITIES:
      Current portion of long-term debt                                  223
      Short-term borrowings                                          194,565
      Accounts payable                                               146,698
      Customer deposits                                               12,753
      Taxes accrued                                                   32,005
      Interest accrued                                                   895
      Price risk management liabilities                                1,803
      Exchange gas payable                                           112,904
      Regulatory liabilities                                          70,507
      Accrued liability for postretirement and pension benefits        7,228
      Other accruals                                                 144,874
                                                                 -----------
          Total current liabilities                                  724,455
                                                                 -----------
OTHER:
      Deferred income taxes                                          150,000
      Deferred investment tax credits                                 15,059
      Accrued liability for postretirement and pension benefits       47,214
      Regulatory liabilities                                         140,435
      Other noncurrent liabilities                                    53,962
                                                                 -----------
          Total other                                                406,670
                                                                 -----------
TOTAL CAPITALIZATION AND LIABILITIES                             $ 1,889,482
                                                                 ===========

                                                                     EXHIBIT #12

                          COLUMBIA GAS OF PENNSYLVANIA
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11

                  As of December 31, (in thousands)                   2003
---------------------------------------------------------------  --------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                               $      681,751
     Accumulated depreciation and amortization                         (231,007)
                                                                 --------------
     Net Utility Plant                                                  450,744
                                                                 --------------
OTHER PROPERTY AND INVESTMENTS                                                8
                                                                 --------------
CURRENT ASSETS:
     Cash and cash equivalents                                            3,394
     Accounts receivable - less reserve                                  52,604
     Unbilled revenue - less reserve                                     42,878
     Gas inventory                                                       61,689
     Underrecovered gas and fuel costs                                   44,955
     Material and supplies, at average cost                                 710
     Exchange gas receivable                                             25,842
     Regulatory assets                                                    5,621
     Prepayments and other                                                7,404
                                                                 --------------
          Total Current Assets                                          245,097
                                                                 --------------
OTHER ASSETS:
     Regulatory assets                                                   69,001
     Intangible assets                                                       36
     Deferred charges and other                                           1,963
                                                                 --------------
          Total Other Assets                                             71,000
                                                                 --------------
 TOTAL ASSETS                                                    $      766,849
                                                                 ==============
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shareholder's equity                                $      208,663
      Long-term debt excluding amt due within one year                  185,215
                                                                 --------------
Total Capitalization                                                    393,878
                                                                 --------------
CURRENT LIABILITIES:
      Short-term borrowings                                              78,319
      Accounts payable                                                   50,685
      Customer deposits                                                   2,438
      Interest accrued                                                       33
      Price risk management liabilities                                   1,127
      Exchange gas payable                                               42,562
      Accrued liability for postretirement and pension benefits           4,228
      Other accruals                                                     48,846
                                                                 --------------
          Total current liabilities                                     228,238
                                                                 --------------
OTHER:
      Deferred income taxes                                             105,004
      Deferred investment tax credits                                     7,145
      Accrued liability for postretirement and pension benefits          11,700
      Regulatory liabilities                                             10,666
      Other noncurrent liabilities                                       10,218
                                                                 --------------
          Total other                                                   144,733
                                                                 --------------
TOTAL CAPITALIZATION AND LIABILITIES                             $      766,849
                                                                 ==============

                                                                     EXHIBIT #13

                            COLUMBIA GAS OF VIRGINIA
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11

              As of December 31, (in thousands)                                   2003
---------------------------------------------------------------                 ---------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                              $ 518,619
     Accumulated depreciation and amortization                                   (114,582)
                                                                                ---------
     Net Utility Plant                                                            404,037
                                                                                ---------
CURRENT ASSETS:
     Cash and cash equivalents                                                      1,673
     Accounts receivable - less reserve                                            30,537
     Unbilled revenue - less reserve                                               22,377
     Gas inventory                                                                 14,835
     Underrecovered gas and fuel costs                                              3,537
     Material and supplies, at average cost                                         1,480
     Exchange gas receivable                                                           12
     Regulatory assets                                                                234
     Prepayments and other                                                          2,163
                                                                                ---------
          Total Current Assets                                                     76,848
                                                                                ---------
OTHER ASSETS:
     Regulatory assets                                                              7,692
     Intangible assets                                                                 40
     Deferred charges and other                                                     7,743
                                                                                ---------
          Total Other Assets                                                       15,475
                                                                                ---------
 TOTAL ASSETS                                                                   $ 496,360
                                                                                =========
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shareholder's equity                                               $ 190,241
      Long-term debt excluding amt due within one year                            130,175
                                                                                ---------
Total Capitalization                                                              320,416
                                                                                ---------
CURRENT LIABILITIES:
      Short-term borrowings                                                        20,836
      Accounts payable                                                             35,948
      Customer deposits                                                             5,901
      Taxes accrued                                                                   433
      Interest accrued                                                                 94
      Exchange gas payable                                                          9,126
      Regulatory liabilities                                                           56
      Accrued liability for postretirement and pension benefits                     2,335
      Other accruals                                                               13,244
                                                                                ---------
          Total current liabilities                                                87,973
                                                                                ---------
OTHER:
      Deferred income taxes                                                        36,288
      Deferred investment tax credits                                               1,928
      Accrued liability for postretirement and pension benefits                     5,540
      Regulatory liabilities                                                       20,501
      Other noncurrent liabilities                                                 23,714
                                                                                ---------
          Total other                                                              87,971
                                                                                ---------
TOTAL CAPITALIZATION AND LIABILITIES                                            $ 496,360
                                                                                =========

                                                                     EXHIBIT #14

                            COLUMBIA GAS OF MARYLAND
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11

               As of December 31, (in thousands)                                  2003
---------------------------------------------------------------                 ---------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                              $  85,681
     Accumulated depreciation and amortization                                    (25,823)
                                                                                ---------
     Net Utility Plant                                                             59,858
                                                                                ---------
CURRENT ASSETS:
     Cash and cash equivalents                                                        337
     Accounts receivable - less reserve                                            10,383
     Unbilled revenue - less reserve                                                4,235
     Gas inventory                                                                  3,871
     Material and supplies, at average cost                                           623
     Exchange gas receivable                                                            1
     Regulatory assets                                                                331
     Prepayments and other                                                          1,863
                                                                                ---------
          Total Current Assets                                                     21,644
                                                                                ---------
OTHER ASSETS:
     Regulatory assets                                                              1,810
     Deferred charges and other                                                        19
                                                                                ---------
          Total Other Assets                                                        1,829
                                                                                ---------
 TOTAL ASSETS                                                                   $  83,331
                                                                                =========
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shareholder's equity                                               $  29,010
      Long-term debt excluding amt due within one year                             18,975
                                                                                ---------
Total Capitalization                                                               47,985
                                                                                ---------
CURRENT LIABILITIES:
      Accounts payable                                                              6,575
      Customer deposits                                                               405
      Taxes accrued                                                                   907
      Interest accrued                                                                  5
      Overrecovered gas and fuel costs                                              2,287
      Exchange gas payable                                                            659
      Regulatory liabilities                                                            9
      Accrued liability for postretirement and pension benefits                       390
      Other accruals                                                                3,331
                                                                                ---------
          Total current liabilities                                                14,568
                                                                                ---------
OTHER:
      Deferred income taxes                                                         6,289
      Deferred investment tax credits                                                 699
      Accrued liability for postretirement and pension benefits                     1,329
      Regulatory liabilities                                                       11,933
      Other noncurrent liabilities                                                    528
                                                                                ---------
          Total other                                                              20,778
                                                                                ---------
TOTAL CAPITALIZATION AND LIABILITIES                                            $  83,331
                                                                                =========

                                                                     EXHIBIT #15

                                  NISOURCE INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                 FILE NO.70-9945
                                    ITEM #12

                                                       MAXIMUM AMOUNT            MAXIMUM AMOUNT           AVERAGE INTEREST
                                                     OUTSTANDING DURING         INVESTED DURING             RATE DURING
      SUBSIDIARY    (AMOUNTS IN THOUSANDS)         FOURTH QUARTER OF 2003    FOURTH QUARTER OF 2003    FOURTH QUARTER OF 2003
------------------------------------------------   ----------------------    ----------------------    ----------------------
Alamco-Haug Hauling                                           N/A                          957                  1.87%
Bay State Gas Company                                     214,024                            0                  1.87%
Columbia Assurance Agency, Inc.                               N/A                           37                  1.87%
Columbia Accounts Receivable Corporation                      N/A                        9,806                  1.87%
Columbia Atlantic Trading Corporation                         N/A                        3,966                  1.87%
CNR Canada, Ltd.                                            4,408                            0                  1.87%
Columbia Energy Group Capital Corporation                     N/A                            0                  1.87%
Columbia Deep Water Services Company                          453                            0                  1.87%
Columbia Electric Corporation                                 N/A                        6,872                  1.87%
Columbia Energy Resources, Inc.                               N/A                        2,935                  1.87%
Columbia Energy Services Corporation                       37,302                            0                  1.87%
Columbia Finance Corporation                                  N/A                            0                  1.87%
Columbia Energy Group                                         N/A                      864,099                  1.87%
Columbia Gulf Transmission Company                         15,132                            0                  1.87%
Columbia Gas of Virginia, Inc.                             26,328                            0                  1.87%
Columbia Insurance Corporation, Ltd.                          N/A                          937                  1.87%
Columbia Gas of Kentucky, Inc.                             11,886                            0                  1.87%
Columbia LNG Corporation                                      N/A                            0                  1.87%
Columbia Gas of Maryland, Inc.                                  0                       14,315                  1.87%
CNS Microwave, Inc.                                           N/A                        1,789                  1.87%
Columbia Natural Resources, Inc.                           80,082                            0                  1.87%
Columbia Network Services Corporation                         N/A                        3,191                  1.87%
Columbia Gas of Ohio, Inc.                                226,113                            0                  1.87%
Columbia Gas of Pennsylvania, Inc.                         81,099                            0                  1.87%
Columbia Propane Corporation                                    0                            0                  1.87%
CP Holdings, Inc.                                             N/A                            0                  1.87%
Columbia Pipeline Corporation                                 N/A                            0                  1.87%
Columbia Energy Power Marketing Corporation                     0                            0                  1.87%
Columbia Remainder Corporation                                  0                            0                  1.87%
Crossroads Pipeline                                        30,537                            0                  1.87%
NiSource Corporate Services Company                        63,680                            0                  1.87%
Columbia Service Partners, Inc.                               N/A                            0                  1.87%
Columbia Transmission Communications Corporation              N/A                          913                  1.87%
NiSource Development Company, Inc.                        184,712                            0                  1.87%
EnergyUSA, Inc.                                            51,190                            0                  1.87%
EnergyUSA, Inc. (MA)                                            0                        1,789                  1.87%
Kokomo Gas and Fuel Company                                     0                        4,702                  1.87%
NiSource Capital Markets. Inc.                                N/A                          840                  1.87%
NI Energy Services, Inc.                                   48,891                            0                  1.87%
NiSource Energy Technologies, Inc.                         22,271                            0                  1.87%
NiSource Finance Corp.                                        N/A                    1,144,140                  1.87%
NiSource Inc.                                                 N/A                      396,445                  1.87%
Northern Indiana Fuel and Light Company, Inc.                   0                        8,647                  1.87%
Northern Indiana Public Service Company                   651,675                            0                  1.87%
Granite State Gas Transmission                              7,146                            0                  1.87%
Northern Utilities, Inc.                                   16,571                            0                  1.87%
Columbia Petroleum Corporation                                N/A                            0                  1.87%
Columbia Propane, L.P.                                        N/A                            0                  1.87%
Primary Energy, Inc.                                      160,521                            0                  1.87%
Columbia Gas Transmission Corporation                     154,851                            0                  1.87%
EnergyUSA-TPC Corp.                                        53,481                            0                  1.87%